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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/16 (MM/DD/YY) AND ENDING 05/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3630 Peachtree Road NE, Suite 1000
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS J. MCCARTNEY 404.835.1006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree Street, Suite 2200	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Douglas J. McCartney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRA Partners, LLC, as of May 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & CFO

Title

Notary Public

STEPHANIE LOCKE NOTARY PUBLIC COBB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VRA Partners, LLC

Statement of Financial Condition

As of May 31, 2017
and Report of Independent Registered
Public Accounting Firm

PUBLIC REPORT

VRA Partners, LLC

Table of Contents
May 31, 2017



Report of Independent Registered Public Accounting Firm

The Members of
VRA Partners, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of VRA Partners, LLC (the "Company") as of May 31, 2017 (the "financial statement"). The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used, and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of May 31, 2017, and is in conformity with accounting principles generally accepted in the United States of America.

Cherry Bekaert LLP

Atlanta, Georgia
July 17, 2017

VRA Partners, LLC

Statement of Financial Condition
May 31, 2017

	2017
Assets	
Cash	**$4,244,890**
Accounts receivable	**138,100**
Prepaid expenses and other assets	**49,155**
Deposits	**21,892**
Note receivable	**200,000**
Property, furniture and equipment, net	**63,895**
Total assets	**$4,717,932**
Liabilities and members' equity	
Liabilities	
Accounts payable	**$35,542**
Accrued expenses	**25,101**
Deferred revenue	**665,000**
Deferred rent	**86,152**
Total liabilities	**$811,795**
Members' equity	
Common units, no par value; 685,750 units authorized, 685,750 units issued and outstanding	**537,250**
Retained earnings	**3,368,887**
Total members' equity	**3,906,137**
Total liabilities and members' equity	**$4,717,932**

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Polices

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition and Deferred Revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period cannot be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time. For the year ended May 31, 2017, the Company had two clients who accounted for approximately 34% of revenues.

Revenue also includes reimbursements of travel and out-of-pocket expenses which is recognized when the underlying costs are incurred.

Deferred Rent

Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Cash and Cash Equivalents

Cash represents interest and non-interest bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits.

Accounts and Notes Receivable

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of May 31, 2017, management does not believe that an allowance for doubtful accounts is necessary.

The Company's notes receivable balance is comprised of notes the Company received as compensation for transaction fees and are recorded at the outstanding principal balance. An allowance for credit losses is recorded based on the Company's best estimate of the amount of probable credit losses on outstanding principal balances. The Company considers the need for an allowance based upon numerous factors including past transaction history with customers, their credit worthiness, and other available information (see Note 2).

Property, Furniture and Equipment

Property and equipment are stated at cost. Depreciation and amortization on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property and equipment range from three to seven years. Expenditures for maintenance are charged to expense as incurred. The cost of property sold or otherwise disposed of, and the accumulated depreciation and amortization thereon are eliminated from the property and reserve accounts, and gains and losses are reflected within the statements of operations.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Note Receivable

During the year ended May 31, 2012, the Company received a M&A transaction fee which included a $400,000 note receivable to be paid in equal installments in conjunction with the transactions two escrow account release dates in April 2012 and October 2012. The note provided for no interest payments. The Company collected $200,000 on the note receivable in May 2012. As of May 31, 2017, the second escrow account had not been released and the balance of the note receivable was $200,000. No provision for losses was recorded related to the note as management of the Company believes that the note is fully collectible as of May 31, 2017.

3. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31, 2017:

	2017
Office equipment	**$256,597**
Furniture and fixtures	**123,186**
Leasehold improvements	**31,432**
	411,215
Less: Accumulated depreciation	**(347,320)**
	$63,895

4. Deferred Rent and Rentals Under Operating Leases

In July 2010, the Company executed a nonrenewable lease agreement for office space with an effective date of October 15, 2010 and a 90-month term. The lease agreement provided for a tenant allowance, which the Company utilized to purchase $46,367 of leasehold improvements, $88,090 of furniture and fixtures, and $1,489 of office equipment. Additionally, the lease agreement provided for a free rental period commencing on October 15, 2010 through October 15, 2012. At such time, the Company began making lease payments, which escalate at 2.5% per annum through the expiration of the lease agreement in April 2018.

The future minimum lease payments of non-cancelable operating leases is as follows:

For the year ending May 31,	Amount
2018	**$190,677**
2019	**4,950**
2020	**$195,627**

5. Benefit Plan

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2017, the ratio of aggregate indebtedness to net capital was 0.24 to one, and net capital was $3,433,095, which was $3,378,975 more than required.



RECEIVED
2017 JUL 24 PM 5:53
SEC / TM

SEC
Mail Processing
Section
JUL 24 2017
Washington DC
412

July 20, 2017

Securities and Exchange Commission
ATTN: Division of Trading Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Dear Sirs:

Subject: VRA Partners, LLC Public Annual Audit Report

In accordance with SEC Rule 17a-5, we have attached 2 copies of VRA Partners, LLC's Public Annual Audit Report for the fiscal year ended May 31, 2017 for filing. We have included the SEC Facing Page and an originally executed Oath with each copy of the audit. We have also included 2 copies of Form SIPC 7 supplemental report for VRA Partners, LLC.

Please let me know if you need additional information or have any questions.

Sincerely,

Douglas J. McCartney
Managing Director
Chief Financial Officer
Chief Compliance Officer

DJM/cqb

Enclosure